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May 14, 2002

          Microsoft hereby informs you, pursuant to Article 71.3 of the Articles of Association of Telewest Communications plc, that it is removing its three representatives serving on the Board of Directors of Telewest, effective immediately. At present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation. Microsoft expects to continue to evaluate Telewest on an ongoing basis and, in that regard, will continue to consider, among other things, purchasing or selling Telewest securities or engaging in possible strategic transactions involving Telewest. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time.

MICROSOFT CORPORATION
By:	/s/ Henry P. Vigil

Henry P. Vigil Corporate Vice President